Exhibit 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AND NOTES

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2015

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Financial Position

(unaudited in thousands of U.S. dollars)

	September 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents (Note 18)	$155,299	$146,193
Short-term investments (Note 5)	110,794	184,220
Trade and other receivables (Note 4)	101,671	105,644
Income taxes receivable	26,940	37,626
Inventories (Note 6)	216,246	252,549
Derivative financial instruments (Note 4)	1,335	-
Prepaid expenses and other current assets	6,704	4,464
	618,989	730,696
Non-current assets
Mineral properties, plant and equipment (Note 7)	1,236,550	1,266,391
Long-term refundable tax	7,568	7,698
Deferred tax assets	7,499	2,584
Other assets (Note 9)	2,144	7,447
Goodwill (Note 8)	3,057	3,057
Total Assets	$1,875,807	$2,017,873

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$124,659	$126,209
Loan payable (Note 11)	20,021	17,600
Current portion of long-term debt (Note 14)	35,852	34,797
Provisions (Note 12)	3,120	3,121
Derivative financial instruments (Note 4)	1,182	-
Current portion of finance lease (Note 13)	1,749	3,993
Current income tax liabilities	12,307	22,321
	198,890	208,041
Non-current liabilities
Provisions (Note 12)	44,822	45,063
Deferred tax liabilities	159,862	160,072
Long-term portion of finance lease (Note 13)	247	4,044
Other long-term liabilities (Note 15)	30,697	30,716
Total Liabilities	434,518	447,936

Equity
Capital and reserves (Note 16)
Issued capital	2,296,845	2,296,672
Share option reserve	22,612	22,091
Investment revaluation reserve	(561)	(485)
Deficit	(883,051)	(755,186)
Total Equity attributable to equity holders of the Company	1,435,845	1,563,092
Non-controlling interests	5,444	6,845
Total Equity	1,441,289	1,569,937
Total Liabilities and Equity	$1,875,807	$2,017,873

Commitments and Contingencies (Notes 4, 23)

See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD ON November 11, 2015

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Net Loss

(unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenue (Note 19)	$159,414	$178,265	$511,728	$588,846
Cost of sales
Production costs (Note 20)	(143,337)	(150,754)	(404,158)	(427,508)
Depreciation and amortization	(36,722)	(34,060)	(113,928)	(109,217)
Royalties	(5,351)	(5,829)	(17,960)	(22,678)
	(185,410)	(190,643)	(536,046)	(559,403)
Mine operating (loss) earnings	(25,996)	(12,378)	(24,318)	29,443

General and administrative	(1,639)	(3,561)	(12,137)	(14,857)
Exploration and project development	(3,372)	(3,665)	(9,620)	(8,947)
Impairment charge (Note 8)	(28,756)	-	(28,756)	-
Foreign exchange loss	(3,679)	(6,667)	(9,033)	(8,789)
(Loss) gain on commodity, diesel fuel swap and foreign currency contracts (Note 4)	(810)	-	1,675	-
Gain (loss) on sale of assets	62	(129)	334	200
Other (expenses) income	(4,080)	(230)	(4,320)	269
Loss from operations	(68,270)	(26,630)	(86,175)	(2,681)

Gain on derivatives (Note 4)	-	2,242	274	1,600
Investment income	438	1,064	1,067	2,272
Interest and finance expense (Note 21)	(1,449)	(1,150)	(5,923)	(7,463)
Loss before income taxes	(69,281)	(24,474)	(90,757)	(6,272)
Income tax recovery (expense) (Note 22)	1,767	4,297	(3,841)	(12,824)
Net loss for the period	$(67,514)	$(20,177)	$(94,598)	$(19,096)

Attributable to:
Equity holders of the Company	$(67,048)	$(20,254)	$(93,741)	(18,882)
Non-controlling interests	(466)	77	(857)	(214)
	$(67,514)	$(20,177)	$(94,598)	$(19,096)

Loss per share attributable to common shareholders (Note 17)
Basic loss per share	$(0.44)	$(0.13)	$(0.62)	$(0.12)
Diluted loss per share	$(0.44)	$(0.15)	$(0.62)	$(0.13)
Weighted average shares outstanding (in 000’s) Basic	151,653	151,506	151,647	151,503
Weighted average shares outstanding (in 000’s) Diluted	151,653	153,433	151,647	153,430

Condensed Interim Consolidated Statements of Comprehensive loss

(unaudited in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net loss for the period	$(67,514)	$(20,177)	$(94,598)	$(19,096)
Items that may be reclassified subsequently to net earnings:
Unrealized net loss on available for sale securities (net of zero dollars tax in 2015 and 2014)	(1,087)	(68)	(1,203)	(943)
Reclassification adjustment for net losses included in earnings (net of zero dollars tax in 2015 and 2014)	874	81	1,127	762
Total comprehensive loss for the period	$(67,727)	$(20,164)	$(94,674)	$(19,277)

Total comprehensive loss attributable to:
Equity holders of the Company	$(67,261)	$(20,241)	$(93,817)	$(19,063)
Non-controlling interests	(466)	77	(857)	(214)
Total comprehensive loss for the period	$(67,727)	$(20,164)	$(94,674)	$(19,277)

See accompanying notes to the condensed interim consolidated financial statements.

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014 As adjusted (Note 18)	2015	2014 As adjusted (Note 18)
Cash flow from operating activities
Net loss for the period	$(67,514)	$(20,177)	$(94,598)	$(19,096)
Current income tax expense (recovery) (Note 22)	2,387	(252)	8,740	25,672
Deferred income tax recovery (Note 22)	(4,154)	(4,045)	(4,899)	(12,848)
Interest expense (Note 21)	(113)	245	2,474	4,712
Depreciation and amortization	36,722	34,060	113,928	109,217
Impairment charge (Note 8)	28,756	-	28,756	-
Accretion on closure and decommissioning provision (Note 21)	809	809	2,429	2,429
Unrealized loss on foreign exchange	3,185	2,577	2,179	4,652
Share-based compensation expense	781	672	2,343	2,025
Loss (gain) on commodity and diesel fuel swap contracts	810	-	(1,675)	-
Gain on derivatives (Note 4)	-	(2,242)	(274)	(1,600)
(Gain) loss on sale of assets	(62)	129	(334)	(200)
Net realizable value adjustment for inventory	16,374	15,414	5,833	27,741
Changes in non-cash operating working capital (Note 18)	6,659	14,271	13,776	7,748
Operating cash flows before interest and income taxes	24,640	41,461	78,678	150,452

Interest paid	(510)	(1,802)	(3,649)	(3,183)
Interest received	506	994	910	1,543
Income taxes received (paid)	8,230	(2,308)	(10,648)	(25,447)
Net cash generated from operating activities	$32,866	$38,345	$65,291	$123,365

Cash flow from investing activities
Payments for mineral properties, plant and equipment	(31,026)	(27,925)	(93,030)	(101,630)
(Purchase) proceeds of short term investments	(18,410)	(19,000)	73,048	(47,196)
Proceeds from settlement of commodity contracts	949	-	1,521	-
Proceeds from sale of assets	253	86	544	474
Other proceeds (expenditures)	388	(623)	555	(1,262)
Net cash used in investing activities	$(47,846)	$(47,462)	$(17,362)	$(149,614)

Cash flow from financing activities
Distributions to non-controlling interests	(248)	(376)	(529)	(376)
Dividends paid	(7,586)	(18,939)	(34,124)	(56,817)
(Payments on) proceeds from short term loans	(4,188)	12,522	2,345	(1,994)
Payments on construction and equipment leases	(558)	(2,581)	(6,960)	(3,803)
Net cash used in financing activities	$(12,580)	$(9,374)	$(39,268)	$(62,990)
Effects of exchange rate changes on cash and cash equivalents	192	(515)	445	(716)
Net (decrease) increase in cash and cash equivalents	(27,368)	(19,006)	9,106	(89,955)
Cash and cash equivalents at the beginning of the period	182,667	178,988	146,193	249,937
Cash and cash equivalents at the end of the period	$155,299	$159,982	$155,299	$159,982

See accompanying notes to the condensed interim consolidated financial statements.

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(unaudited in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2013	151,500,294	$2,295,208	$21,110	$(137)	$(133,847)	$2,182,334	$6,455	$2,188,789
Total comprehensive loss
Net (loss) earnings for the year	-	-	-	-	(545,588)	(545,588)	765	(544,823)
Other comprehensive loss	-	-	-	(348)	-	(348)	-	(348)
	-	-	-	(348)	(545,588)	(545,936)	765	(545,171)
Shares issued as compensation	142,986	1,461	-	-	-	1,461	-	1,461
Shares issued on the exercise of warrants	92	3	-	-	-	3	-	3
Stock-based compensation on option grants	-	-	981	-	-	981	-	981
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(375)	(375)
Dividends paid	-	-	-	-	(75,751)	(75,751)	-	(75,751)
Balance, December 31, 2014	151,643,372	$2,296,672	$22,091	$(485)	$(755,186)	$1,563,092	$6,845	$1,569,937
Total comprehensive loss
Net loss for the period	-	-	-	-	(93,741)	(93,741)	(857)	(94,598)
Other comprehensive loss	-	-	-	(76)	-	(76)	-	(76)
	-	-	-	(76)	(93,741)	(93,817)	(857)	(94,674)
Shares issued as compensation	25,128	173	-	-	-	173	-	173
Share-based compensation on option grants	-	-	521	-	-	521	-	521
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(544)	(544)
Dividends paid	-	-	-	-	(34,124)	(34,124)	-	(34,124)
Balance, September 30, 2015	151,668,500	$2,296,845	$22,612	$(561)	$(883,051)	$1,435,845	$5,444	$1,441,289

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2013	151,500,294	$2,295,208	$21,110	$(137)	$(133,847)	$2,182,334	$6,455	$2,188,789
Total comprehensive income
Net loss for the period	-	-	-	-	(18,882)	(18,882)	(214)	(19,096)
Other comprehensive loss	-	-	-	(181)	-	(181)	-	(181)
	-	-	-	(181)	(18,882)	(19,063)	(214)	(19,277)
Shares issued as compensation	5,521	72	-	-	-	72	-	72
Share-based compensation on option grants	-	-	717	-	-	717	-	717
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(376)	(376)
Dividends paid	-	-	-	-	(56,817)	(56.817)	-	(56,817)
Balance, September 30, 2014	151,505,815	$2,295,280	$21,827	$(318)	$(209,546)	$2,107,243	$5,865	$2,113,108

See accompanying notes to the condensed interim consolidated financial statements.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Mexico, Peru, Argentina and Bolivia. Additionally, the Company has project development activities in Mexico, Peru and Argentina, and exploration activities throughout South America, Mexico and the United States.

2.	Summary of Significant Accounting Policies

a.	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2014. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these condensed interim consolidated financial statements have been included. Operating results for the three and nine months periods ending September 30, 2015 are not necessarily indicative of the results that may be expected for the year ended December 31, 2015. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2014.

Changes in Accounting Policies

There were no significant accounting standards or interpretations along with any consequential amendments, required for the Company to adopt effective January 1, 2015.

b.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard. On July 22, 2015, the IASB confirmed a one year deferral of the effective date of IFRS 15 to January 1, 2018. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

c.	Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A. de C.V	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores Mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

3.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company’s capital structure consists of equity, comprised of issued capital plus share option reserve plus investment revaluation reserve plus retained deficit all totaling to $1.4 billion as at September 30, 2015 (December 31, 2014 - $1.6 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2014.

4.	Financial Instruments

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	September 30, 2015	December 31, 2014
Current derivative assets
Commodity swap contracts	$1,335	$-
	$1,335	$-
Current derivative liabilities
Foreign currency and diesel fuel swap contracts	$1,182	$-
Conversion feature on convertible notes (Note 14)	4	278
	$1,186	$278

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	September 30, 2015	December 31, 2014
Trade receivables from provisional concentrates sales	$25,117	$29,288
Not arising from sale of metal concentrates	76,554	76,356
Trade and other receivables	$101,671	$105,644

The net gains (losses) on derivatives for the three and nine months ended September 30, 2015 and 2014 were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Gain (loss) on commodity, diesel fuel swap and foreign currency contracts:
Realized gain on commodity and diesel fuel swap contracts	$949	$-	$1,521	$-

Unrealized (loss) gain on commodity and diesel fuel swap contracts	(1,587)	-	326	-
Loss on foreign currency contracts	(172)	-	(172)	-
	$(810)	$-	$1,675	$-
Gain (loss) on derivatives:
(Loss) gain on share purchase warrants	$-	$(2)	$-	$200
Gain on conversion feature of convertible notes (Note 14)	-	2,244	274	1,400
	$-	$2,242	$274	$1,600

b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive loss for the three and nine months ended September 30, 2015 and 2014 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Unrealized net loss on available for sale securities (net of zero dollars tax in 2015 and 2014)	$(1,087)	$(68)	$(1,203)	$(943)
Reclassification adjustment for net losses included in earnings (net of zero dollars tax in 2015 and 2014)	874	81	1,127	762
	$(213)	$13	$(76)	$(181)

c)	Fair Value of Financial Instruments

(i)	Fair value measurement of financial assets and liabilities recognized in the condensed interim consolidated financial statements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At September 30, 2015, and December 31, 2014, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis are categorized as follows:

	September 30, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$110,794	$-	$184,220	$-
Trade receivable from provisional concentrate sales	-	25,117	-	29,288
Copper swap contracts	-	1,335	-	-
Foreign currency contracts	-	(172)	-	-
Diesel swap contracts	-	(1,010)	-	-
Conversion feature of convertible notes	-	(4)	-	(278)
	$110,794	$25,266	$184,220	$29,010

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between level 1 and level 2 during the three and nine months ended September 30, 2015.

At September 30, 2015, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated income statements at a fair value that would be categorized as a level 3 in the fair value hierarchy above (December 31, 2014 - $nil).

(ii)	Valuation Techniques

Short-term investments

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Receivables from provisional concentrate sales

The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) price for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver and as such are classified as level 2 of the fair market value hierarchy.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Derivative financial assets

The Company’s unrealized gains and losses on commodity contracts, diesel fuel swaps and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.

During the nine months ended September 30, 2015 the Company entered into diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Diesel fuel swaps had an initial notional value of $18.0 million of which $10.6 million remained outstanding as at September 30, 2015. The Company recorded losses of $2.2 million and $0.7 million on the Diesel fuel swaps in the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014 - $nil).

During the nine months ended September 30, 2015 the Company entered into copper swap contracts designated to fix or limit the Company’s exposure to lower copper prices (the “Copper swaps”). The copper swaps were on 4,080 metric tonnes (“MT”) of copper at an average price of $6,044 USD/MT. The Company recorded gains of $1.6 million and $2.5 million on the copper contracts in the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014 - $nil).

During the nine months ended September 30, 2015 the Company has entered into collared positions for its foreign currency exposure of MXN purchases with puts and call contracts which have a nominal value of $22.7 million and have settlement dates between October, 2015 and June, 2016. The positions have a weighted average floor of $15.96 and average cap of $18.15. The Company recorded losses of $0.2 million and $0.2 million on the MXN forward contracts in the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014 - $nil).

Convertible notes

The Company’s unrealized gains and losses on the conversion feature of the convertible note are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The conversion feature on the convertible notes is considered an embedded derivative and is classified as and accounted for as a financial liability at fair value with changes in fair value included in earnings. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

d)	Financial Instruments and Related Risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(i)	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Company has entered into Copper swap contracts discussed above under Derivative financial assets. The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(ii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of the concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2015 the Company had receivable balances associated with buyers of its concentrates of $25.1 million (December 31, 2014 - $29.3 million). The vast majority of the Company’s concentrate is sold to ten well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At September 30, 2015 the Company had approximately $25.5 million (December 31, 2014 - $44.7 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the Company’s trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations. The credit risk, which the Company regularly assesses, is that the bank as an issuer of a financial instrument will default.

(iii)	Foreign Exchange Rate Risk

The Company reports its financial statements in United States dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

To mitigate this exposure, from time to time the Company has purchased Peruvian Nuevo soles (“PEN”), Mexican pesos (“MXN”) and Canadian Dollars (“CAD”) to match anticipated spending. At September 30, 2015, the Company had no outstanding contracts to purchase CAD or PEN. At September 30, 2015, the Company has collared its foreign currency exposure of MXN purchases with puts and call contracts which have a nominal value of $22.7 million and have settlement dates between October, 2015 and June, 2016. The positions have a weighted average floor of $15.96 and average cap of $18.15.

The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. At September 30, 2015, the Company’s cash and short term investments include $18.9 million in CAD, $14.4 million in MXN, $2.8 million in PEN, and $1.4 million in Bolivian Bolivianos (“BOB”) (December 31, 2014 - $74.3 million in CAD, $18.7 million in MXN, $4.8 million in PEN, and $0.4 million in BOB).

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

(v)	Commitments

The Company’s commitments at September 30, 2015 have contractual maturities as summarized below:

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$122,915	$122,915	$-	$-	$-
Loan obligation (Note 11)	20,198	20,198	-	-	-
Severance accrual	4,186	904	1,353	1,181	748
Finance lease obligations(1)	2,026	1,777	249	-	-
Provisions	4,789	3,120	330	733	606
Income taxes payable	12,307	12,307	-	-	-
Derivative financial instruments	1,182	1,182	-	-	-
Restricted share units (“RSUs”) (3) (Note 16)	1,502	1,002	500	-	-
Performance share units (“PSUs”) (4) (Note 16)	199	-	199	-	-
Current portion of long term debt (5) (Note 14)	36,239	36,239	-	-	-
Total contractual obligations(6)	$205,543	$199,644	$2,631	$1,914	$1,354

(1)	Includes lease obligations in the amount of $2.0 million (December 31, 2014 - $8.4 million) with a net present value of $2.0 million (December 31, 2014 - $8.0 million) discussed further in Note 13.
(2)	Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

September 30, 2015	Future interest component		Within 1 year
Current portion of:
Accounts payable and other liabilities	$122,915	$-	$122,915
Loan obligation	20,021	177	20,198
Current severance liability	904	-	904
Current portion of finance lease	1,749	28	1,777
Provisions	3,120	-	3,120
Income taxes payable	12,307	-	12,307
Derivative financial instruments	1,182	-	1,182
Employee Compensation PSU’s & RSU’s	840	162	1,002
Convertible note	35,852	387	36,239
Total contractual obligations within one year	$198,890	$754	$199,644

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(3)	Includes RSU obligation in the amount of $1.5 million (December 31, 2014 – $2.2 million) that will be settled in cash or shares. The RSUs vest in two instalments, 50% one year from date of grant and 50% two years from date of grant.
(4)	Includes PSU obligation in the amount of $0.2 million (December 31, 2014- $nil) that will be settled in cash. The PSU’s vest three years from date of grant.
(5)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 14 for further details.
(6)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 15, and deferred tax liabilities.

5.	Short Term Investments

	September 30, 2015			December 31, 2014
Available for sale	Fair Value	Cost	Accumulated unrealized holding losses	Fair Value	Cost	Accumulated unrealized holding losses
Short term investments	$110,794	$111,355	$(561)	$184,220	$184,705	$(485)

6.	Inventories

Inventories consist of:

	September 30, 2015	December 31, 2014
Concentrate inventory	$20,351	$16,679
Stockpile ore(1)	20,267	44,236
Heap leach inventory and in process (2)	87,447	78,564
Doré and finished inventory (3)	36,084	57,175
Materials and supplies	52,097	55,895
	$216,246	$252,549
(1)	Includes an impairment charge of $26.8 million to reduce the cost of inventory to net realizable value (“NRV“) at Manantial Espejo and Dolores mines (December 31, 2014 – $0.9 million).
(2)	Includes an impairment charge of $18.3 million to reduce the cost of inventory to NRV at Dolores, Manantial Espejo and Alamo Dorado mines (December 31, 2014 - $32.3 million).
(3)	Includes an impairment charge of $3.6 million to reduce the cost of inventory to NRV at Dolores and Manantial Espejo mines (December 31, 2014 - $9.7 million for Dolores, Alamo Dorado and Manantial Espejo).

7.	Mineral Properties, Plant and Equipment

Mineral properties, plant and equipment consist of:

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	September 30, 2015			December 31, 2014
	Cost	Accumulated Depreciation And Impairment	Carrying Value	Cost	Accumulated Depreciation And Impairment	Carrying Value
Huaron mine, Peru	$165,961	$(80,045)	$85,916	$158,750	$(71,351)	$87,399
Morococha mine, Peru	212,012	(98,124)	113,888	211,545	(86,936)	124,609
Alamo Dorado mine, Mexico	194,552	(187,314)	7,238	193,715	(179,274)	14,441
La Colorada mine, Mexico	174,584	(69,890)	104,694	140,784	(61,650)	79,134
Dolores mine, Mexico	896,777	(477,673)	419,104	859,655	(452,645)	407,010
Manantial Espejo mine, Argentina	359,759	(333,734)	26,025	346,498	(277,296)	69,202
San Vicente mine, Bolivia	129,511	(69,952)	59,559	128,014	(63,812)	64,202
Other	24,844	(16,207)	8,637	24,745	(15,696)	9,049
Total	$2,158,000	$(1,332,939)	$825,061	$2,063,706	$(1,208,660)	$855,046

Land and Exploration and Evaluation:
Land			$4,451			$4,977
Navidad Project, Argentina			190,471			190,471
Minefinders Group, Mexico			180,717			180,074
Morococha, Peru			9,674			9,674
Other			26,176			26,149
Total non-producing properties			$411,489			$411,345
Total mineral properties, plant and equipment			$1,236,550			$1,266,391

8.	Impairment of Non-Current Assets and Goodwill

Non-current assets are tested for impairment when events or changes in assumptions indicate that the carrying amount may not be recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.

Based on the Company’s assessment at September 30, 2015 of potential impairments with respect to its mineral properties, the Company has concluded that other than in connection with the Manantial Espejo mine discussed below, there were no additional impairment charges required as at September 30, 2015.

Impairment at September 30, 2015

As a result of an observed decrease in short-term consensus commodity prices which was more pronounced than in prior interim periods, the Company concluded that the effect of decreased short-term consensus prices was an indication of potential impairment with respect to the Manantial Espejo and Alamo Dorado mines due in part to their relatively short remaining mine lives. It was determined that the carrying value of Alamo Dorado as at September 30, 2015 was supportable and that no impairment charge was required. The Company used these prices to update the most current near-term life of mine cash flow model for Manantial Espejo mine and further concluded an impairment charge was required.

At September 30, 2015, the Company determined that the carrying value of the Manantial Espejo mine of approximately $83.4 million, including mineral properties, plant equipment, and stockpile inventories, net of associated deferred tax assets and closure and decommissioning liabilities, was greater than its recoverable amount of $29.9 million when using a 8.25% risk adjusted discount rate. Based on the above assessment at September 30, 2015, the Company recorded an impairment charge related to the Manantial Espejo mine of $49.7 million, before tax ($53.5 million including deferred tax adjustment of $3.7 million) comprised of mineral property, plant and equipment of $28.8 million, and stockpile inventory adjustment of $21.0 million. The Company estimated the recoverable amount of the mine by way of a discounted future cash flow model. Key assumptions for the model included the most current information on operating and capital costs, and risk adjusted project specific discount rates. The Company considered use of its internal discounted cash flow economic models as a proxy for the calculation of fair value less costs to sell. The Company used a median of analysts’ consensus pricing for the remaining mine-life which is expected to end in 2018. The metal price assumptions used in the model are summarized as follows:

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	2015 – 2018 prices
Commodity	2015	2016	2017	2018
Silver $/oz	$16.17	$16.35	$17.35	$18.06
Gold $/oz	$1,183	$1,183	$1,201	$1,227

Based on this assessment the Company recorded charges to Manantial Espejo’s assets as at September 30, 2015 as follows:

	Pre impairment	Adjustment	Post impairment
Mineral properties plant and equipment and land	$55,266	$(28,756)	$26,510
Deferred income tax asset	3,743	(3,743)	-
Closure and decommissioning liability	(9,404)	-	(9,404)
Stockpile inventory (1)	33,787	(20,961)	12,826
Total	$83,392	$(53,460)	$29,932

(1) Included as a net realizable value adjustment to inventory in production costs for the three and nine months ended September 30, 2015.

Goodwill consists of:

Minefinders, exploration properties	2015	2014
As at January 1,	$3,057	$7,134
Changes	-	-
As at September 30,	$3,057	$7,134

2014
As at January 1, 2014	$7,134
Impairment of La Virginia and other exploration properties(1)	(4,077)
As at December 31, 2014	$3,057

(1) Exploration properties were tested for impairment based on fair value less cost to sell. It was determined that the estimated recoverable value of the exploration properties on a fair value less costs to sell basis was below its carrying value, and as a result an impairment charge of approximately $24.1 million was recorded, including goodwill of $4.1 million.

9.	Other Assets

Other assets consist of:

	September 30, 2015	December 31, 2014
Long-term prepaid expense	$93	$5,461
Investments in Associates	1,450	1,450
Reclamation bonds	199	91
Lease receivable(1)	365	408
Other assets	37	37
	$2,144	$7,447

(1) The Company entered into a finance leasing arrangement with employees at the Manantial Espejo mine for certain housing units. The term of the finance lease entered into is 6 years.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

10.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	September 30, 2015	December 31, 2014
Trade accounts payable (1)	$59,334	$52,985
Royalties payable	5,367	6,019
Other accounts payable and trade related accruals	23,423	33,780
Payroll and related benefits	22,594	18,808
Severance accruals	904	749
Other taxes payable	1,324	1,541
Advances on concentrate inventory	3,018	2,345
Other	8,695	9,982
	$124,659	$126,209
(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

11.	Loan payable

	September 30, 2015 (1)	December 31, 2014(2)
Loan payable(1)	$20,198	$17,658
Unrealized gain on foreign exchange	(177)	(58)
	$20,021	$17,600
(1)	On September 30, 2015, one of the Company’s subsidiaries (Minera Triton Argentina S.A.) had drawn on an available line of credit for $24.0 million Argentine pesos (equivalent to USD $2.5 million) at an interest rate of 22.5% due October 1, 2015, in order to meet its short term obligations. In addition, the Company had three unsecured loans outstanding for USD $7.5 million due October 19, 2015, USD $5.5 million due November 29, 2015, and USD $4.3 million due December 10, 2015 at interest rates of 4.5%, 4.3% and 3.35%, respectively. At September 30, 2015, the combined carrying values of the loans payable were $20.0 million.
(2)	On October 31, 2014, one of the Company’s subsidiaries (Minera Triton Argentina S.A.) received an unsecured bank loan for $60.0 million Argentine pesos (equivalent to USD$7.0 million) in order to meet its short term obligations. On November 13, 2014 an additional loan was received for USD $4.7 million. The loan terms are one year from October 31, 2014 and 90 days from November 13, 2014 with interest rates of 32.9% and 3.2% respectively. In addition to the loans the subsidiary had drawn on an available line of credit for an additional $49.5 million Argentine pesos (equivalent to USD$6.0 million) at an interest rate of 25.0% due January 2, 2015. At December 31, 2014, the combined carrying values of the loans payable were $17.6 million.

12.	Provisions

	Closure and Decommissioning	Litigation	Total
December 31, 2013	$41,469	$5,520	$46,989
Revisions in estimates and obligations incurred	421	-	421
Charged (credited) to earnings:
-new provisions	-	375	375
-unused amounts reversed	-	(91)	(91)
-exchange gains on provisions	-	(284)	(284)
Charged in the year	(1,955)	(509)	(2,464)
Accretion expense (Note 21)	3,238	-	3,238
As at December 31, 2014	$43,173	$5,011	$48,184
Revisions in estimates and obligations incurred	(211)	-	(211)
Charged (credited) to earnings:
-new provisions	-	145	145
-unused amounts reversed	-	(90)	(90)
-exchange gains on provisions	-	(177)	(177)
Charged in the period	(2,238)	(100)	(2,338)
Accretion expense (Note 21)	2,429	-	2,429
As at September 30, 2015	$43,153	$4,789	$47,942

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Maturity analysis of total provisions:	September 30, 2015	December 31, 2014
Current	$3,120	$3,121
Non-current	44,822	45,063
	$47,942	$48,184

13.	Finance Lease Obligations

	September 30, 2015	December 31, 2014
Lease obligations (1)	$1,996	$8,037

	September 30, 2015	December 31, 2014
Maturity analysis of finance leases:
Current	$1,749	$3,993
Non-current	247	4,044
Lease obligations (1)	$1,996	$8,037
(1)	Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments to their present value is presented in the table below.

	September30, 2015	December 31, 2014
Less than a year	$1,777	$4,238
2 years	249	2,697
3 years	-	1,490
4 years	-	-
	2,026	8,425
Less future finance charges	(30)	(388)
Present value of minimum lease payments	$1,996	$8,037

14.	Long Term Debt

	September 30, 2015	December 31, 2014
Convertible notes	$35,848	$34,519
Conversion feature on the convertible notes (note 4)	4	278
Total long-term debt	$35,852	$34,797

	September 30, 2015	December 31, 2014
Maturity analysis of Long Term Debt:
Current	$35,852	$34,797
Non-Current	-	-
	$35,852	$34,797

As part of the 2012 Minefinders acquisition the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note bears interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. The Notes are convertible into a combination of cash and Pan American shares.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes. The unwinding of the discount is accreted as interest expense over the terms of the Notes using an effective interest rate. For the three and nine months ended September 30, 2015, $0.7 million and $2.0 million, respectively was capitalized to mineral properties, plant and equipment (three and nine months ended September 30, 2014 – $0.4 million and $1.2 million, respectively). The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

During the three and nine months ended September 30, 2015, the Company recorded a $nil million and $0.3 million gain on the revaluation of the embedded derivative on the convertible notes (three and nine months ended September 30, 2014 – $2.2 million gain and $1.4 million gain, respectively).

The approximate current fair value of the notes, excluding the conversion feature at September 30, 2015 is $35.8 million (December 31, 2014 - $35.6 million).

15.	Other Long Term Liabilities

Other long term liabilities consist of:

	September 30, 2015	December 31, 2014
Deferred credit(1)	$20,788	$20,788
Long term income tax payable	6,625	6,542
Severance accruals	3,284	3,386
	$30,697	$30,716

(1) As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty selected the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

16.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long-term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long-term performance of both the Company and the individuals that participate in the plan. The LTIP consists of annual grants of restricted shares, restricted share units, and/or options to participants to buy shares of the Company, whereby at least 25% of the total annual award is comprised of restricted share units. For the remaining 75% of the award amount, participants may elect a mix of restricted shares, restricted share units, and option grants. Restricted share units vest in two tranches, one-half (50%) on the first anniversary of the grant date and the second half (50%) on the second anniversary date of the award. For share awards, participants are issued Pan American shares, with a two year “No Trading Legend,” and are therefore required to hold the shares for a minimum of two years. There is no gross-up on common share awards, making the common share component of all awards net of required withholding taxes. For option awards, no options vest immediately. 50% of options granted in a particular year vest on the one year anniversary of being granted, and the other 50% on the second anniversary of being granted. The options expire after seven years as set out under the LTIP guidelines.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2013	1,397,370	$20.76	7,814,605	$35.00	9,211,975
Granted	212,869	$11.58	-	$-	212,869
Exercised	-	$-	(92)	$35.00	(92)
Expired	(195,562)	$17.73	(7,814,513)	$35.00	(8,010,075)
Forfeited	(20,162)	$23.02	-	$-	(20,162)
As at December 31, 2014	1,394,515	$19.74	-	$-	1,394,515
Granted	-	$-	-	$-	-
Exercised	-	$-	-	$-	-
Expired	(190,862)	$25.19	-	$-	(190,862)
Forfeited	(97,009)	$23.21	-	$-	(97,009)
As at September 30, 2015	1,106,644	$18.49	-	$-	1,106,644

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants. The outstanding warrants of 7,814,513 expired on December 7, 2014 as per the agreement. The Company’s share purchase warrants were classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. During the three and nine months ended September 30, 2014, there was a derivative gain of $nil million and $0.2 million, respectively

Long Term Incentive Plan

During the three months ended September 30, 2015, nil common shares were exercised in connection with the options under the plan (2014 – nil), nil options expired (2014 – nil) and 7,421 options were forfeited (2014 – nil).

During the nine months ended September 30, 2015, nil common shares were exercised in connection with the options under the plan (2014 – nil), 190,862 options expired (2014 – 195,562) and 97,009 options were forfeited (2014 – 18,321).

Performance Shares Units

In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP. PSUs are notional share units that mirror the market value of the Company’s common shares (the “Shares”). Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board approved the issuance of 30,408 PSUs with a share price of CAD $11.51. For the three and nine months ended September 30, 2015 compensation expense for PSUs was $nil million and $0.05 million, respectively (three and nine months ended September 30, 2014- $nil and $nil, respectively) and is presented as a component of general and administrative expense.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

PSU	Number Outstanding	Fair Value
As at December 31, 2013	-	$-
Granted	30,408	305
Paid out	-	-
Forfeited	-	-
Change in value	-	(24)
As at December 31, 2014	30,408	$281
Granted	-	-
Paid out	-	-
Forfeited	-	-
Change in value	-	(82)
As at September 30, 2015	30,408	$199

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at September 30, 2015. The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2015	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at September 30, 2015	Weighted Average Exercise Price CAD$
$11.49 - $11.57	297,547	62.46	$11.49	148,777	$11.49
$11.58 - $17.01	233,511	75.96	$11.68	20,642	$12.70
$17.02 - $18.53	184,130	52.41	$18.43	184,130	$18.43
$18.54 - $24.90	314,520	37.52	$24.89	314,520	$24.89
$24.91 - $40.22	76,936	26.35	$40.22	76,936	$40.22
	1,106,644	54.04	$18.49	745,005	$21.86

During the three and nine months ended September 30, 2015 the total employee share-based compensation expense, for options, recognized in the income statement was $0.2 million and $0.5 million, respectively (three and nine months ended September 30, 2014 - $0.2 million and $0.7 million, respectively). In addition, for the three and nine months ended September 30, 2015 the Company accrued for $0.6 million and $1.8 million in share-based compensation expense related to estimated shares to be issued under the plan (three and nine months ended September 30, 2014 - $0.4 million and $1.3 million, respectively).

Convertible note

The conversion feature on the convertible note, further discussed in Note 14, is considered an embedded derivative and is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.

Restricted Share Units (“RSUs”)

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs can be settled in cash or shares and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additional RSUs are credited to reflect dividends paid on Pan American common shares over the vesting period.

Compensation expense for RSUs for the three and nine months ended September 30, 2015 was a recovery of $0.1 million and expense of $0.4 million, respectively (three and nine months ended September 30, 2014 – $nil million and $0.8 million respectively) and is presented as a component of general and administrative expense.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

RSU	Number Outstanding	Fair Value
As at December 31, 2013	196,102	$2,288
Granted	165,240	1,670
Paid out	(116,381)	(1,224)
Forfeited	(4,204)	(44)
Change in value	-	(429)
As at December 31, 2014	240,757	$2,261
Granted	-	-
Paid out	-	-
Forfeited	(17,177)	(109)
Change in value	-	(650)
As at September 30, 2015	223,580	$1,502

Normal Course Issuer Bid

On December 17, 2014, the Company received regulatory approval for a normal course issuer bid to purchase up to 7,575,290 of its common shares, during one year period from December 22, 2014 and December 21, 2015.

No common shares were purchased during the three and nine months ended September 30, 2015.

Dividends

On February 19, 2015, the Company declared a dividend of $0.125 per common share paid to holders of record of its common shares as of the close of business on March 2, 2015.

On May 11, 2015, the Company declared a dividend of $0.05 per common share paid to holders of record of its common shares as of the close of business on May 22, 2015.

On August 13, 2015, the Company declared a quarterly dividend of $0.05 per common share paid to holders of record of its common shares as of the close of business on August 25, 2015.

On November 11, 2015, the Company declared a quarterly dividend of $0.05 per common share to be paid to holders of record of its common shares as of the close of business on November 23, 2015. These dividends were not recognized in these condensed interim consolidated financial statements during the period ending September 30, 2015.

17.	Loss Per Share (Basic and Diluted)

Three months ended September 30,	2015			2014
	Loss (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount	Loss (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount
Net loss (1)	$(67,048)			$(20,254)

Basic EPS	$(67,048)	151,653	$(0.44)	$(20,254)	151,506	$(0.13)
Effect of Dilutive Securities:
Stock Options	-	-		-	-
Convertible Notes	-	-		(2,244)	1,927
Diluted EPS	$(67,048)	151,653	$(0.44)	$(22,498)	151,433	$(0.13)
(1)	Net loss attributable to equity holders of the Company.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Nine months ended September 30,	2015			2014
	Loss (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount	Loss (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount
Net loss(1)	$(93,741)			$(18,882)

Basic EPS	$(93,741)	151,647	$(0.62)	$(18,882)	151,503	$(0.12)
Effect of Dilutive Securities:
Stock Options	-			-	-
Convertible Notes	-			(1,400)	1,927
Diluted EPS	$(93,741)	151,647	$(0.62)	$(20,282)	153,430	$(0.13)
(1)	Net loss attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and nine months ended September 30, 2015 were 1,106,644 and 1,106,644, respectively out-of-money options, and warrants (three and nine months ended September 30, 2014 – 8,672,045).

18.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working	Three months ended September 30,		Nine months ended September 30,
capital items:	2015	2014(1)	2015	2014(1)
Trade and other receivables	$9,989	$28,005	$7,488	$6,610
Inventories	2,938	(799)	16,816	10,649
Prepaid expenditures	1,305	2,015	(2,067)	3,593
Accounts payable and accrued liabilities	(7,075)	(15,137)	(6,447)	(11,807)
Provisions	(498)	187	(2,014)	(1,297)
	$6,659	$14,271	$13,776	$7,748
(1)	The disclosure for Condensed Interim Consolidated Statements of Cash Flows for the three and nine month periods ending September 30, 2014 has been changed from prior year presented amounts to reflect interest expense of $0.2 million and $4.7 million as individual lines on the Condensed Interim Consolidated Statements of Cash Flows for the three and nine month periods ended September 30, 2014 in order to correct an immaterial error. There is no net impact on the Condensed Interim Consolidated Income Statements or Loss or diluted loss per share. Details of the change are reflected in the following tables:

Three months ended September 30, 2014	Previously Reported	Current Report	Difference
Accounts payable and accrued liabilities	$(14,892)	$(15,137)	$(245)
Changes in non-cash operating working capital Items	$14,516	$14,271	$(245)

Nine months ended September 30, 2014	Previously Reported	Current Report	Difference
Accounts payable and accrued liabilities	$(7,095)	$(11,807)	$(4,712)
Changes in non-cash operating working capital Items	$12,460	$7,748	$(4,712)

	Three months ended September 30,		Nine months ended September 30,
Significant Non-Cash Items:	2015	2014	2015	2014
Construction and other equipment acquired by leases	$-	$880	$920	$2,594
Share-based compensation issued to employees and directors	$101	$-	$173	$72

Cash and cash equivalents are comprised of:	September 30, 2015	December 31, 2014
Cash	$110,850	$118,099
Short-term money market investments	44,449	28,094
	$155,299	$146,193

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

19.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Company’s head office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

	Three months ended September 30, 2015
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$17,676	$15,122	$41,289	$15,509	$21,138	$38,313	$-	$10,367	$-	$159,414
Depreciation and amortization	$(2,979)	$(5,095)	$(10,603)	$(2,684)	$(2,665)	$(10,925)	$(44)	$(1,566)	$(161)	$(36,722)
Exploration and project development	$(268)	$(189)	$(119)	$1	$(80)	$-	$(1,387)	$-	$(1,330)	$(3,372)
Interest income	$7	$7	$1	$75	$1	$393	$-	$-	$19	$503
Interest and financing expenses	$(175)	$(117)	$1,122	$(60)	$(64)	$(1,046)	$(12)	$(56)	$(1,041)	$(1,449)
Gain on disposition of assets	$-	$16	$1	$-	$-	$22	$-	$23	$-	$62
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Foreign exchange (loss) gain	$(1)	$(65)	$95	$(1,352)	$(956)	$80	$1	$1,147	$(2,628)	$(3,679)
Gain on commodity, diesel fuel swap and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$(810)	$(810)
Impairment charge	$-	$-	$-	$-	$-	$(28,756)	$-	$-	$-	$(28,756)
(Loss) earnings before income taxes	$(2,063)	$(7,421)	$(3,970)	$(1,758)	$115	$(58,112)	$(2,238)	$294	$5,872	$(69,281)
Income tax recovery (expense)	$225	$1,495	$1,614	$(2,037)	$2,535	$(2,294)	$(2)	$1,290	$(1,059)	$1,767
Net (loss) earnings for the period	$(1,838)	$(5,926)	$(2,356)	$(3,795)	$2,650	$(60,406)	$(2,240)	$1,584	$4,813	$(67,514)
Capital expenditures	$4,132	$1,874	$8,810	$-	$12,978	$2,358	$-	$807	$67	$31,026
Total assets	$113,911	$147,210	$753,922	$74,807	$149,765	$119,343	$203,883	$88,021	$230,150	$1,881,012
Total liabilities	$31,605	$23,899	$175,629	$10,685	$19,869	$79,483	$1,913	$25,384	$66,051	$434,518

	Nine months ended September 30, 2015
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$58,233	$50,419	$129,396	$49,254	$70,240	$111,498	$-	$42,688	$-	$511,728
Depreciation and amortization	$(8,765)	$(15,025)	$(37,718)	$(8,262)	$(8,212)	$(30,080)	$(131)	$(5,243)	$(492)	$(113,928)
Exploration and project development	$(712)	$(480)	$(336)	$-	$(82)	$-	$(5,949)	$-	$(2,061)	$(9,620)
Interest income	$73	$11	$2	$332	$2	$478	$-	$-	$10	$908
Interest and financing expenses	$(533)	$(454)	$944	$(180)	$(192)	$(3,753)	$(34)	$(169)	$(1,552)	$(5,923)
Gain on disposition of assets	$5	$188	$40	$3	$34	$22	$-	$23	$19	$334
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$274	$274
Foreign exchange gain (loss)	$72	$(253)	$(580)	$(2,635)	$(2,044)	$602	$30	$1,521	$(5,746)	$(9,033)
Loss on commodity, diesel fuel swap and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$1,675	$1,675
Impairment charge	$-	$-	$-	$-	$-	$(28,756)	$-	$-	$-	$(28,756)
Earnings (loss) before income taxes	$(1,535)	$(18,918)	$(10,097)	$(7,306)	$4,068	$(71,435)	$(8,116)	$6,260	$16,322	$(90,757)
Income taxes (expense) recovery	$(1,525)	$2,907	$(2,350)	$(2,738)	$1,009	$2,836	$(25)	$(343)	$(3,612)	$(3,841)
Net (loss) earnings for the period	$(3,060)	$(16,011)	$(12,447)	$(10,044)	$5,077	$(68,599)	$(8,141)	$5,917	$12,710	$(94,598)
Capital expenditures	$8,492	$4,797	$32,657	$-	$32,869	$11,725	$107	$2,290	$93	$93,030
Total assets	$113,911	$147,210	$753,922	$74,807	$149,765	$119,343	$203,883	$88,021	$230,150	$1,881,012
Total liabilities	$31,605	$23,899	$175,629	$10,685	$19,869	$79,483	$1,913	$25,384	$66,051	$434,518

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended September 30, 2014
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$23,200	$22,431	$43,116	$20,173	$23,436	$26,514	$-	$19,395	$-	$178,265
Depreciation and amortization	$(2,912)	$(4,668)	$(13,289)	$(2,526)	$(2,390)	$(5,546)	$(41)	$(2,526)	$(162)	$(34,060)
Exploration and project development	$(201)	$(60)	$(585)	$(108)	$(3)	$(1,100)	$(985)	$-	$(623)	$(3,665)
Interest income	$107	$8	$5	$84	$67	$640	$-	$-	$83	$994
Interest and financing expenses	$(189)	$(180)	$(89)	$(60)	$(63)	$(72)	$(11)	$(56)	$(430)	$(1,150)
Loss on disposition of assets	$-	$(94)	$-	$-	$-	$-	$-	$(35)	$-	$(129)
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$2,242	$2,242
Foreign exchange gain (loss)	$115	$(215)	$44	$(329)	$(413)	$135	$(213)	$19	$(5,810)	$(6,667)
Earnings (loss) before income taxes	$1,160	$(381)	$(17,018)	$941	$761	$(14,870)	$(1,746)	$3,389	$3,290	$(24,474)
Income taxes (expense) recovery	$(1,183)	$(463)	$4,707	$(2,787)	$490	$5,973	$(35)	$(542)	$(1,863)	$4,297
Net (loss) earnings for the period	$(23)	$(844)	$(12,311)	$(1,846)	$1,251	$(8,897)	$(1,781)	$2,847	$1,427	$(20,177)
Capital expenditures	$3,230	$2,140	$6,879	$22	$7,085	$7,706	$(19)	$828	$54	$27,925
Total assets	$127,650	$173,810	$957,060	$126,202	$122,039	$269,095	$468,810	$97,189	$330,665	$2,672,520
Total liabilities	$38,347	$39,119	$237,647	$18,821	$32,531	$95,330	$1,344	$31,177	$65,096	$559,412

	Nine months ended September 30, 2014
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$72,527	$61,485	$123,981	$71,250	$78,015	$121,657	$-	$59,931	$-	$588,846
Depreciation and amortization	$(8,792)	$(14,346)	$(36,170)	$(9,535)	$(6,677)	$(26,188)	$(123)	$(6,894)	$(492)	$(109,217)
Exploration and project development	$(1,254)	$(397)	$(1,073)	$(201)	$(8)	$(1,362)	$(2,766)	$-	$(1,886)	$(8,947)
Interest income	$241	$19	$7	$208	$199	$666	$15	$-	$188	$1,543
Interest and financing expenses	$(563)	$(586)	$(1,099)	$(181)	$(191)	$(3,378)	$(34)	$(169)	$(1,262)	$(7,463)
Gain (loss) on disposition of assets	$17	$319	$-	$-	$-	$(102)	$-	$(34)	$-	$200
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$1,600	$1,600
Foreign exchange gain (loss)	$97	$(227)	$77	$(269)	$(167)	$4,517	$(211)	$314	$(12,920)	$(8,789)
Earnings (loss) before income taxes	$5,096	$(8,167)	$(42,159)	$11,916	$15,363	$(736)	$(3,965)	$12,031	$4,349	$(6,272)
Income taxes (expense) recovery	$(2,992)	$1,109	$12,856	$(7,114)	$(6,801)	$(223)	$(79)	$(5,671)	$(3,909)	$(12,824)
Net (loss) earnings for the period	$2,104	$(7,058)	$(29,303)	$4,802	$8,562	$(959)	$(4,044)	$6,360	$440	$(19,096)
Capital expenditures	$9,978	$6,835	$38,386	$226	$22,349	$21,198	$41	$2,423	$194	$101,630
Total assets	$127,650	$173,810	$957,060	$126,202	$122,039	$269,095	$468,810	$97,189	$330,665	$2,672,520
Total liabilities	$38,347	$39,119	$237,647	$18,821	$32,531	$95,330	$1,344	$31,177	$65,096	$559,412

	Three months ended September 30,		Nine months ended September 30,
Product Revenue	2015	2014	2015	2014
Refined silver and gold	$99,595	$95,503	$306,398	$333,835
Zinc concentrate	12,643	21,268	40,785	58,700
Lead concentrate	28,103	23,862	99,547	80,183
Copper concentrate	19,073	37,632	64,998	116,128
Total	$159,414	$178,265	$511,728	$588,846

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

20.	Production Costs

Production costs are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Consumption of raw materials and consumables	$52,134	$58,423	$155,899	$165,716
Employee compensation and benefits expense	41,430	48,575	122,938	130,039
Contractors and outside services	20,990	23,460	63,407	64,325
Utilities	4,873	6,427	15,565	19,178
Other expenses	9,196	797	27,302	14,176
Changes in inventory[1]	14,714	13,072	19,047	34,074
	$143,337	$150,754	$404,158	$427,508
(1)	Changes in inventory include adjustments to the cost of inventory for net realizable value adjustments for the three and nine months ended September 30, 2015 of $16.4 million and $5.8 million, respectively (three and nine months ended September 30, 2014 - $15.4 million and $27.7 million, respectively).

21.	Interest and Finance Expense

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Interest expense	$(113)	$245	$2,474	$4,712
Finance fees	753	95	1,020	322
Accretion of closure and decommissioning provision (Note 12)	809	810	2,429	2,429
	$1,449	$1,150	$5,923	$7,463

22.	Income Taxes

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Current income tax expense	$2,387	$(252)	$8,740	$25,672
Deferred income tax recovery	(4,154)	(4,045)	(4,899)	(12,848)
Provision for income taxes	$(1,767)	$(4,297)	$3,841	$12,824

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates for the three and nine months ended September 30, 2015 and the comparable period of 2014 were foreign income tax rate differentials, foreign exchange rate changes, non-recognition of certain deferred tax assets, mining taxes paid and withholding taxes on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

In the third quarter of 2015, the Company recorded a non-cash impairment charge on non-current assets and a non-cash net realizable value adjustment to stockpile inventory at its Manantial Espejo property. No tax benefit was recognized with respect to these adjustments.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Loss before taxes	(69,281)	(24,474)	(90,757)	(6,272)
Statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax recovery based on above rates	$(18,013)	$(6,364)	$(23,597)	$(1,631)
Increase (decrease) due to:
Non-deductible expenses	987	1,245	2,686	2,981
Foreign tax rate differences	(6,671)	(3,351)	(10,180)	(3,441)
Change in net deferred tax assets not recognized:
- Argentina exploration expenses	782	624	2,844	1,400
- Other deferred tax assets not recognized	2,947	1,237	3,369	3,978
Non-taxable portion of net earnings from affiliates	(1,239)	(1,227)	(3,676)	(3,641)
Non-taxable unrealized gains on derivative financial instruments	-	(583)	(71)	(416)
Effect of other taxes paid (mining and withholding)	1,745	2,200	4,812	6,693
Non- deductible foreign exchange loss	2,575	469	10,721	74
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	902	411	1,786	2,200
Impairment charges and net realizable value adjustments	17,486	-	17,486	-
Change to temporary differences	(2,542)	45	(2,868)	2,635
Other	(726)	997	529	1,992
	$(1,767)	$(4,297)	$3,841	$12,824
Effective tax rate	2.55%	17.56%	(4.23)%	(204.46)%

23.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial condition of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 4.

c.	Credit Facility

On April 15, 2015, Pan American entered into a $300 million secured revolving line of credit facility (“the Facility”) with a syndicate of eight lenders (“the Lenders”). The purpose of the Facility is for general corporate purposes, capital expenditures, investments or potential acquisitions. The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, has a term of four years. The interest margin on the Facility ranges from 2.125% to 3.125% over LIBOR, based on the Company’s leverage ratio at the time of a specified reporting period. Pan American has agreed to pay a commitment fee of between 0.47% and 0.703% on undrawn amounts under the Facility, depending on the Company’s leverage ratio. As at September 30, 2015, the Company has made no drawings under this Facility.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of September 30, 2015 and December 31, 2014, $43.2 million and $43.2 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 12.

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

In December 2014, the Peruvian Parliament approved a bill that decreases the effective tax rate applicable to the Company’s Peruvian operations. The law is effective January 1, 2015 and decreased the future corporate income tax rate from 30% in 2014, to 28% in 2015 and 2016, 27% in 2017 and 2018, and to 26% in 2019 and future years. In addition, this new law increased withholding tax on dividends paid to non-resident shareholders from 4.1% in 2014, to 6.8% in 2015 and 2016, 8% in 2017 and 2018, and to 9.3% in 2019 and future years.

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law was effective January 1, 2014 and increased the future corporate income tax rate to 30%, created a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty are tax deductible for income tax purposes. The Special Mining Duty is applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

f.	Finance Leases

The present value of future minimum lease payments classified as finance leases at September 30, 2015 is $2.0 million (December 31, 2014 - $8.0 million) and the schedule of timing of payments for this obligation is found in Note 13.

g.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past few years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. During 2012, an Argentinean Ministry of Economy and Public Finance resolution reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published “measured” reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax.

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations.

h.	Law changes in Mexico

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. The Company believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any additional amounts for the quarter ended September 30, 2015. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

i.	Political changes in Bolivia

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

j.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

k.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

l.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved new laws that increase mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The new law changes the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government will have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies will be subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Additionally, the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% net smelter return royalty, in addition to the 3% provincial royalty discussed above. Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 15.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow. Once full commercial production of San Vicente began, the Participation was reduced by 75% until the Company recover its investment in the property. The Company has since recovered its investment and the Participation Fee has reverted back to its original percentage. For the three and nine months ended September 30, 2015 the royalties to COMIBOL amounted to approximately $1.8 million and $6.6 million (three and nine months ended September 30, 2014 - $1.5 million and $9.0 million, respectively).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. For the three and nine months ended September 30, 2015 the royalties to EMUSA amounted to approximately $0.2 million and $0.6 million, respectively. For the three and nine months ended September 30, 2014 the royalties amounted to $0.2 million and $0.8 million, respectively.

In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible. For the three and nine months ended September 30, 2015, the royalty amounted to $1.0 million and $3.4 million, respectively (three and nine months ended September 30, 2014 - $1.7 million and $5.0 million, respectively).

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the three and nine months ended September 30, 2015, the royalties to Royal Gold amounted to approximately $1.0 million and $3.4 million, respectively (three and nine months ended September 30, 2014 – $1.1 million and $3.2 million, respectively).

Navidad project

In late June 2012, the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2015 and December 31, 2014 and for the three months and nine months ended September 30, 2015 and 2014
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.